FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. [redacted] iley Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三 [redacted] 士丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com [redacted] 6 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

13 SEP 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith copies of announcements dated 10 August 2006 and 6 September 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 9/25

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 9th August, 2006, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2006 which will be published in the newspapers in the PRC on 11th August, 2006. The unaudited financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the six months ended 30th June, 2006. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 9th August, 2006, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2006 which will be published in the newspapers in the PRC on 11th August, 2006.

China Resources Jinhua Co., Ltd.
Summary of the unaudited consolidated profit and loss account for the six months ended 30th June, 2005 and 30th June, 2006:

	From 1st January, 2006 to 30th June, 2006		From 1st January, 2005 to 30th June, 2005	
	RMB'000	***HK$'000 (equivalent)***	*RMB'000*	*HK$'000 (equivalent)*
Turnover	**400,194**	**389,673**	385,163	375,037
Profit before income tax	**31,818**	**30,981**	21,770	21,198
Income tax	**(2,159)**	**(2,102)**	(428)	(417)
Profit after income tax	**29,659**	**28,879**	21,342	20,781
Minority interests	**(9,722)**	**(9,466)**	(7,842)	(7,636)
Profit attributable to shareholders	**19,937**	**19,413**	13,500	13,145

Note:

The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.027

General
Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the six months ended 30th June, 2006 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 10th August, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

- **Turnover rose by 25% to HK$31.6 billion and earnings amounted to HK$1,265 million, up 0.2%.**
- **Excluding the after-tax effect of revaluation of investment properties and major disposals, underlying net profit was up 16% to HK$899 million.**
- **Interim dividend of HK$0.14 declared, a 8% increase.**

FINANCIAL HIGHLIGHTS

	Six months ended 30 June 2006 (Unaudited)	Six months ended 30 June 2005 (Unaudited & Restated)[1]
	HK$'000	*HK$'000*
Turnover	**31,580,722**	25,356,360
Profit from operations	**1,974,766**	1,790,788
Share of net results of associates	**151,139**	170,474
Profit attributable to shareholders of the Company	**1,265,493**	1,262,360
Basic earnings per share	**HK$0.55**	HK$0.59
Interim dividend per share	**HK$0.14**	HK$0.13
	At 30 June 2006 (Unaudited)	At 31 December 2005 (Unaudited & Restated)[1]
	HK$'000	*HK$'000*
Equity attributable to shareholders of the Company	**19,842,526**	18,196,448
Minority interests	**4,987,924**	4,746,888
Total equity	**24,830,450**	22,943,336
Consolidated net borrowings	**1,975,519**	3,282,079
Gearing ratio[2]	**8.0%**	14.3%
Current ratio	**1.23**	1.12
Net assets per share of the Company:		
Book value	**HK$8.51**	HK$8.15

Notes:

1. The Group has changed its accounting policy on jointly controlled entities to proportionate accounting for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparatives are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the six months ended 30 June 2005.
2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

ANALYSIS OF TURNOVER AND PROFIT

	Turnover 2006 (Unaudited)	Turnover 2005 (Unaudited & Restated)[1]	Profit Attributable to Shareholders 2006 (Unaudited)	Profit Attributable to Shareholders 2005 (Unaudited)	Profit Attributable to Shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments (Notes 3, 4 & 5) 2006 (Unaudited)	Profit Attributable to Shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments (Notes 3, 4 & 5) 2005 (Unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Core Businesses						
– Retail	9,910,020	7,930,337	147,326	104,933	147,326	104,933
– Beverage	4,344,621	3,204,273	75,412	59,892	75,412	59,892
– Food Processing and Distribution[3]	2,888,705	2,836,239	213,654	246,767	213,654	187,337
– Textile	2,126,244	2,058,621	40,990	55,659	40,734	54,618
– Investment Property[4]	171,285	147,023	480,210	429,224	113,897	90,277
Subtotal	19,440,875	16,176,493	957,592	896,475	591,023	497,057
Other Businesses						
– Petroleum and Related Products Distribution[5]	12,251,666	9,288,780	216,796	302,032	216,796	217,030
– Investments and Others	-	-	191,526	168,243	191,526	168,243
Subtotal	12,251,666	9,288,780	408,322	470,275	408,322	385,273
	31,692,541	25,465,273	1,365,914	1,366,750	999,345	882,330
Elimination of inter-segment transactions	(111,819)	(108,913)	-	-	-	-
Net corporate interest and expenses	-	-	(100,421)	(104,390)	(100,421)	(104,390)
Total	31,580,722	25,356,360	1,265,493	1,262,360	898,924	777,940

3. A gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in 2005 results.
4. Net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$366 million (2005: HK$339 million) have been excluded.
5. A gain on disposal of an investment amounting to HK$85 million has been excluded in 2005 results.

CHAIRMAN'S STATEMENT

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2006 amounted to approximately HK$31,580.7 million and HK$1,265.5 million respectively, representing an increase of 24.5% and 0.2% over that of last year. Basic earnings per share were HK$0.55 compared to HK$0.59 in the same period of 2005. Excluding the after-tax effect of revaluation of

The impact of the elimination of quotas at the beginning of last year was readily apparent but this was offset by the safeguards imposed by the United States and the European Union subsequently, resulting in a slack performance of our textile operation in the first half of this year. Against these constraints, we have established our niche in higher end yarn products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export. There was a recovery in the recurring

Gearing ratio	8.0%	14.3%
Current ratio	1.23	1.12
Net assets per share of the Company:		
Book value	HK$8.51	HK$8.15

Notes:

1. The Group has changed its accounting policy on jointly controlled entities to proportionate accounting for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparatives are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the six months ended 30 June 2005.
2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

	31,692,541	25,465,273	1,365,914	1,366,750	999,345	882,330
Elimination of inter-segment transactions	(111,819)	(108,913)	-	-	-	-
Net corporate interest and expenses	-	-	(100,421)	(104,390)	(100,421)	(104,390)
Total	31,580,722	25,356,360	1,265,493	1,262,360	898,924	777,940

3. A gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in 2005 results.
4. Net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$366 million (2005: HK$339 million) have been excluded.
5. A gain on disposal of an investment amounting to HK$85 million has been excluded in 2005 results.

CHAIRMAN'S STATEMENT

HALF YEAR RESULTS

The Group's unaudited consolidated turnover and profit attributable to the Company's shareholders for the six months ended 30 June 2006 amounted to approximately HK$31,580.7 million and HK$1,265.5 million respectively, representing an increase of 24.5% and 0.2% over that of last year. Basic earnings per share were HK$0.55 compared to HK$0.59 in the same period of 2005. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$366.6 million in the first half of 2006 and HK$484.4 million in the first half of 2005, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders would have increased by 15.6% for the first six months of 2006. Consumer-related businesses, including retail, beverage and food, contributed to the strong underlying profit growth.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.14 per share for the six months ended 30 June 2006 (2005: HK$0.13 per share) payable on or about 16 October 2006 to shareholders whose names appear on the Register of Members of the Company on 3 October 2006.

PROSPECTS

Leveraging on the progress made in the first half, the outlook for the remainder of the year is positive. The Group's first half results benefited from the favorable economic environment in the Chinese Mainland and Hong Kong, a robust mainland consumer market and our persistent efforts to improve operational efficiency.

With an objective of becoming the largest consumer company in China, the Group has been stretching its market presence in the core business domains and developed an extensive sales and distribution network in the Chinese Mainland. Apart from building scale, a culture on cost efficiency, looking for concurrent cost control and productivity enhancement, has been promulgated internally to deliver shareholders' value. At the same time, the Group remains committed to the divestment of non-core assets in a manner consistent with our shareholders' interest.

The mainland supermarket business is highly competitive but our efforts in store format improvement, cost savings, supply chain enhancement and synergies through strategic acquisitions have enhanced our competitiveness and earnings momentum. Our supermarket operation has adopted a multi-store format strategy to establish dominance within the target district in the most efficient way. Future expansion will focus on hypermarket and standard supermarket depending on the local demographics and economies. We are strengthening the fresh food section by sourcing more food products directly from producers or wholesale markets. We are also integrating the procurement and logistics networks in Eastern China. To alleviate the impact of rising retail rentals, apart from prudence in new store opening, we are leasing out some of the hypermarket space to complementary tenants and are buying selective supermarket properties under stringent requirements. New districts developed in recent years, including Zhejiang Province and Guangzhou, have improved considerably this year, reflecting the positive correlation between profitability and scale.

Our beverage operation reported a 31% growth in sales volume in the first half of this year to more than 2.4 million kilolitres, considerably outperforming the market. The growth of our national brand, "SNOW", which is already the biggest single local brand in terms of sales volume, is particularly encouraging. Its sales volume surged by 85% during the period under review, accounting for 53% of our total sales volume. The popularity of "SNOW" is the result of our success in brand positioning, marketing strategies and market consolidation. We will continue to raise our market presence through acquisitions, greenfield investments and capacity upgrade of existing plants. New districts will also be developed prudently, such as Guangdong, Fujian and Beijing proper. Although the start up cost is high, this is essential in order to expand our distribution network. At the same time, we aim to attain profitable expansion via improvement in operational efficiency. Extensive programs on centralized procurement and reforming the distribution channel have been carried out.

There is satisfactory progress in our mainland fresh meat processing projects. We have developed a competent supply chain from pig sourcing, slaughtering, meat production to retailing in two mainland cities. Commencing operation at the end of last year, the meat processing centre in Shanghai has increased its slaughtering volume and raised the standard of meat production in the city. The Shenzhen operation registered strong profit growth during the period under review and it is already supplying meat products to our supermarket business in southern China at low cost. Our experience and reputation put us in a favorable position to capture further investment opportunities in the mainland market. With the import of chilled pork from China allowed, albeit a small volume initially, there are concerns about the adverse impact on the price of fresh pork in Hong Kong. Nevertheless, our food processing and distribution operation has successfully developed "Ng Fung" brand as high quality fresh meat, creating a strong premium brand image amidst growing concerns over food safety.

The impact of the elimination of quotas at the beginning of last year was readily apparent but this was offset by the safeguards imposed by the United States and the European Union subsequently, resulting in a slack performance of our textile operation in the first half of this year. Against these constraints, we have established our niche in higher end yarn products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export. There was a recovery in the recurring profit of our petroleum operation in the second quarter of the year, attributable to an improved petrochemical market in the mainland and a stabilized filling stations operation in Hong Kong after adjusting the price-fixing mechanism for LPG. The Group has been assessing the feasibility of various alternatives for restructuring this non-core business. Discussions have been held with potential investors which may lead to partial or complete disposal of the business but no agreement has been reached and no timetable has been set.

Whilst there are concerns about the impact of high interest rates, surging energy prices and political tensions on the global economy, the Group's operating environment is generally positive nurtured by the robust economic growth in the Chinese Mainland. The recent measures to slow down the mainland economy are specific to certain over-invested sectors and the central government has emphasized on the improvement of living standards and a more balanced growth model in favor of domestic consumption. With a mission to deliver shareholders' value, the Group has already constructed solid platforms for sustainable growth through our transformation into a consumer company.

INTERNAL CONTROL

The Board recognizes that it has the overall responsibility to establish and maintain a sound internal control system to ensure the accomplishment of corporate goals, smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. Our Group adopts the control framework outlined by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States as our standards in establishing control systems among our Group companies. Our internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control process and proper monitoring mechanism.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department and the Audit Committee. For the six months ended 30 June 2006, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place.

INVESTOR RELATIONS

Open dialogue and proactive communication are the keys to the building and maintenance of good investor relations. During the first six months of this year, we met with more than 400 analysts and fund managers in around 140 meetings for discussion of the Group's latest developments and strategies. Our practice for conducting a three-week global roadshow annually around April to visit institutional investors in Europe, the United States and Asia has highly been appreciated by the investment community. The focus this year was on our supermarket and beverage operations and detailed analysis on our niche, strategies and the competitive environment was presented. Chief executives of the two operations also participated in the roadshow together with senior management from the headquarters. The Group will continue to uphold transparency and provide the market with timely, direct and equal access to information.

SOCIAL RESPONSIBILITY

The Group has been working constantly in fulfilling its social responsibility towards the community. All operations actively participate in various charitable events. Our supermarket operation in Hong Kong, for example, was awarded "The Caring Company Logo" by The Hong Kong Council of Social Service in February 2006 in recognition of its efforts to demonstrate good corporate citizenship. In addition to charity activities, we have also been a strong supporter for protection and preservation of our natural resources. Joining hands with other local retailers, our supermarket operation in Hong Kong has pledged to reduce the use of plastic shopping bags and participated in the "No Plastic Bag Day" event. We will continue to promote environmental protection in the society.

APPRECIATION

On behalf of the Board, I would like to extend my gratitude to shareholders for their continued support and to our devoted staff for their outstanding service.

SONG LIN
Chairman

Hong Kong, 6 September 2006

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

2006 INTERIM RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2006 (Unaudited) HK$'000	2005 (Unaudited & Restated) HK$'000
Turnover	4	31,580,722	25,356,360
Cost of sales		(26,120,233)	(20,810,449)
Gross profit		5,460,489	4,545,911
Other income	5	756,461	801,205
Selling and distribution expenses		(3,176,166)	(2,505,391)
General and administrative expenses		(1,066,018)	(1,050,937)
Profit from operations		1,974,766	1,790,788
Finance costs	6	(248,065)	(214,192)
Share of net results of associates		151,139	170,474
Profit before taxation		1,877,840	1,747,070
Taxation	7	(356,586)	(285,406)
Profit for the period	8	1,521,254	1,461,664
Attributable to:			
Shareholders of the Company		1,265,493	1,262,360
Minority interests		255,761	199,304
		1,521,254	1,461,664
Earnings per share	10		
Basic		HK$0.55	HK$0.59
Diluted		HK$0.54	HK$0.57

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30 June 2006 (Unaudited) HK$'000	At 31 December 2005 (Unaudited & Restated) HK$'000
Non-current assets			
Fixed assets			
– Investment properties		5,864,118	5,401,655
– Interests in leasehold land held for own use under operating leases		2,004,310	2,060,561
– Other property, plant and equipment		14,763,878	13,973,983
Goodwill		3,092,045	3,083,706
Other intangible assets		607,345	629,901
Interests in associates		1,219,678	1,070,552
Available for sale investments		76,661	77,081
Prepayments		424,051	411,016
Deferred taxation assets		129,107	140,018

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1 January 2006. The adoption of these new HKFRSs has had no material effect on the results for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new standards, amendments and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and financial positions of the Group.

3A **Change in Accounting Policy**

In prior years, interests in jointly controlled entities were accounted for using the equity method, which are stated on the consolidated balance sheet at the Group's share of net assets of the entities plus goodwill arising on acquisitions, less any identified impairment loss.

With effect from 1 January 2006, the Group adopts the proportionate consolidation method as set out in the Hong Kong Accounting Standard 31 "Interests in Jointly Controlled Entities" for the recognition of interests in jointly controlled entities. The directors of the Company consider that the use of proportionate consolidation method better reflects the substance and economic reality of the Group's interests in jointly controlled entities.

Under the proportionate consolidation method, the Group's share of assets, liabilities, income and expenses of jointly controlled entities is combined on a line-by-line basis with similar items in the Group's financial statements.

Although the change in accounting policy does not have any effect on the Group's net assets as at 31 December 2005 and the Group's consolidated profit attributable to shareholders for the six months ended 30 June 2005, it would result in certain changes in individual line items of the consolidated accounts. The new accounting policy has been applied retrospectively and the comparatives have been restated accordingly.

(i) *Effect on the condensed consolidated profit and loss account for the six months ended 30 June 2005*

	2005 (As previously reported) HK$'000	Effect of change in accounting policy HK$'000	2005 (Unaudited and Restated) HK$'000
Turnover	25,255,560	100,800	25,356,360
Cost of sales	(20,729,128)	(81,321)	(20,810,449)
Gross profit	4,526,432	19,479	4,545,911
Other income	798,940	2,265	801,205
Selling and distribution expenses	(2,505,391)	–	(2,505,391)
General and administrative expenses	(1,046,409)	(4,528)	(1,050,937)
Profit from operations	1,773,572	17,216	1,790,788
Finance costs	(213,452)	(740)	(214,192)
Share of net results of jointly controlled entities	15,878	(15,878)	–
Share of net results of associates	170,474	–	170,474
Profit before taxation	1,746,472	598	1,747,070
Taxation	(284,808)	(598)	(285,406)
Profit for the period	1,461,664	–	1,461,664
Attributable to:			
Shareholders of the Company	1,262,360	–	1,262,360
Minority interests	199,304	–	199,304
	1,461,664	–	1,461,664

(ii) *Effect on the condensed consolidated balance sheet as at 31 December 2005*

	2005 (As previously	Effect of change in accounting	2005 (Unaudited

Diluted		HK$0.54	HK$0.57

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30 June 2006 (Unaudited) HK$'000	At 31 December 2005 (Unaudited & Restated) HK$'000
Non-current assets			
Fixed assets			
– Investment properties		5,864,118	5,401,655
– *Interests in leasehold land held for own use under operating leases*		2,004,310	2,060,561
– Other property, plant and equipment		14,763,878	13,973,983
Goodwill		3,092,045	3,083,706
Other intangible assets		607,345	629,901
Interests in associates		1,219,678	1,070,552
Available for sale investments		76,661	77,081
Prepayments		424,051	411,016
Deferred taxation assets		129,107	140,018
		28,181,193	26,848,473
Current assets			
Stocks		6,318,464	6,490,181
Trade and other receivables	11	5,943,087	5,615,650
Derivative financial instruments		74,784	69,894
Taxation recoverable		18,781	22,030
Cash and bank balances		5,859,029	6,926,071
		18,214,145	19,123,826
Current liabilities			
Trade and other payables	12	(12,300,867)	(11,550,691)
Derivative financial instruments		(88,187)	(85,053)
Short term loans		(2,079,840)	(5,168,729)
Taxation payable		(323,239)	(233,928)
		(14,792,133)	(17,038,401)
Net current assets		3,422,012	2,085,425
Total assets less current liabilities		31,603,205	28,933,898
Non-current liabilities			
Long term liabilities		(5,754,708)	(5,039,421)
Deferred taxation liabilities		(1,018,047)	(951,141)
		24,830,450	22,943,336
Capital and reserves			
Share capital		2,331,204	2,233,429
Reserves		17,511,322	15,963,019
Equity attributable to shareholders of the Company		19,842,526	18,196,448
Minority interests		4,987,924	4,746,888
Total equity		24,830,450	22,943,336

Notes:

1. **Independent review**
The interim results for the half-year ended 30 June 2006 are unaudited and have been reviewed by the Group's Audit Committee.

2. **Basis of preparation**
The interim results announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A full set of unaudited condensed consolidated interim financial statements ("interim financial statements") which has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "*Interim Financial Reporting*" will be published as soon as practicable.

3. **Principal Accounting Policies**
The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 except the change in accounting policy as set out in note 3A.

File No.82-4177

Selling and distribution expenses	(2,505,591)	–	(2,505,591)
General and administrative expenses	(1,046,409)	(4,528)	(1,050,937)
Profit from operations	1,773,572	17,216	1,790,788
Finance costs	(213,452)	(740)	(214,192)
Share of net results of jointly controlled entities	15,878	(15,878)	–
Share of net results of associates	170,474	–	170,474
Profit before taxation	1,746,472	598	1,747,070
Taxation	(284,808)	(598)	(285,406)
Profit for the period	1,461,664	–	1,461,664
Attributable to:			
Shareholders of the Company	1,262,360	–	1,262,360
Minority interests	199,304	–	199,304
	1,461,664	–	1,461,664

(ii) *Effect on the condensed consolidated balance sheet as at 31 December 2005*

	2005 (As previously reported) HK$'000	Effect of change in accounting policy HK$'000	2005 (Unaudited and Restated) HK$'000
Non-current assets			
Fixed assets			
– Investment properties	5,401,655	–	5,401,655
– *Interests in leasehold land held for own use under operating leases*	2,055,335	5,226	2,060,561
– Other property, plant and equipment	13,397,951	576,032	13,973,983
Goodwill	3,083,706	–	3,083,706
Other intangible assets	226,597	403,304	629,901
Interests in jointly controlled entities	896,487	(896,487)	–
Interests in associates	1,070,552	–	1,070,552
Available for sale investments	57,829	19,252	77,081
Prepayments	411,016	–	411,016
Deferred taxation assets	140,018	–	140,018
	26,741,146	107,327	26,848,473
Current assets			
Stocks	6,472,983	17,198	6,490,181
Trade and other receivables	5,486,640	129,010	5,615,650
Derivative financial instruments	69,894	–	69,894
Taxation recoverable	22,030	–	22,030
Cash and bank balances	6,668,269	257,802	6,926,071
	18,719,816	404,010	19,123,826
Current liabilities			
Trade and other payables	(11,268,085)	(282,606)	(11,550,691)
Derivative financial instruments	(85,053)	–	(85,053)
Short term loans	(5,168,729)	–	(5,168,729)
Taxation payable	(233,928)	–	(233,928)
	(16,755,795)	(282,606)	(17,038,401)
Net current assets	1,964,021	121,404	2,085,425
Total assets less current liabilities	28,705,167	228,731	28,933,898
Non-current liabilities			
Long term liabilities	(4,810,690)	(228,731)	(5,039,421)
Deferred taxation liabilities	(951,141)	–	(951,141)
	22,943,336	–	22,943,336
Capital and reserves			
Share capital	2,233,429	–	2,233,429
Reserves	15,963,019	–	15,963,019
Equity attributable to shareholders of the Company	18,196,448	–	18,196,448
Minority interests	4,746,888	–	4,746,888
Total equity	22,943,336	–	22,943,336

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

4. **Turnover and segment information**

Primary reporting format – business segments

	Retail HK$'000	Beverage HK$'000	Food Processing and Distribution HK$'000	Textile HK$'000	Investment Property HK$'000	Petroleum and Related Products Distribution HK$'000	Investments and Others HK$'000	Elimination HK$'000	Total HK$'000
For the six months ended 30 June 2006									
Turnover									
External sales	9,862,112	4,340,612	2,843,396	2,126,244	156,692	12,251,666	-	-	31,580,722
Inter-segment sales	47,908	4,009	45,309	-	14,593	-	-	(111,819)	-
Total	9,910,020	4,344,621	2,888,705	2,126,244	171,285	12,251,666	-	(111,819)	31,580,722
Segment result	311,486	321,568	275,144	98,894	568,836*	303,178	(81)		1,879,025
Unallocated corporate expenses									(39,562)
Interest income									135,303
Profit from operations									1,974,766
Finance costs									(248,065)
Share of net results of associates	(8)	-	4,757	(2,647)	-	(27)	149,064		151,139
Taxation									(356,586)
Profit for the period									1,521,254
For the six months ended 30 June 2005 (Restated)									
Turnover									
External sales	7,884,357	3,200,437	2,789,801	2,058,621	134,364	9,288,780	-	-	25,356,360
Inter-segment sales	45,980	3,836	46,438	-	12,659	-	-	(108,913)	-
Total	7,930,337	3,204,273	2,836,239	2,058,621	147,023	9,288,780	-	(108,913)	25,356,360
Segment result	236,656	248,866	301,078	104,996	517,395*	371,724	(12,095)		1,768,620
Unallocated corporate expenses									(41,791)
Interest income									63,959
Profit from operations									1,790,788
Finance costs									(214,192)
Share of net results of associates	(15)	-	11,980	235	-	(361)	158,635		170,474
Taxation									(285,406)
Profit for the period									1,461,664

* *Included valuation gain of approximately HK$430 million (2005: HK$395 million) on investment properties.*

Secondary reporting format – geographical segments

	Hong Kong HK$'000	Chinese Mainland HK$'000	Other Countries HK$'000	Total HK$'000
Turnover for the six months ended 30 June				
2006	11,513,155	18,599,225	1,468,342	31,580,722
2005 (Restated)	10,051,168	13,993,212	1,311,980	25,356,360

5. **Other income**

	Six months ended 30 June 2006 HK$'000	2005 HK$'000

Other income includes the following:

Dividends from available-for-sale investments ...

7. **Taxation**

	Six months ended 30 June 2006 HK$'000	2005 HK$'000 (Restated)
Current taxation		
Hong Kong	96,908	90,248
Chinese Mainland	178,965	113,684
Overseas	87	1
	275,960	203,933
Deferred taxation		
Hong Kong	66,490	62,228
Chinese Mainland	14,136	19,245
	356,586	285,406

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **Profit for the period**

Profit for the period has been arrived at after charging:

	2006	2005
Depreciation		
– Owned assets	737,165	654,088
– Assets held under finance leases (included in general and administrative expenses)	6,686	2,660
Amortisation of intangible assets	18,901	14,791
Cost of goods sold	25,965,040	20,790,606
Net loss on disposal of fixed assets	4,665	-

9. **Dividends**

At the meeting held on 6 April 2006, the directors proposed a final dividend of HK$0.25 per ordinary share for the year ended 31 December 2005. Such proposal was subsequently approved by shareholders on 2 June 2006. The 2005 final dividend paid was approximately HK$581,885,000 (2004: HK$351,703,000).

At the board meeting held on 6 September 2006, the directors declared an interim dividend of HK$0.14 per ordinary share (September 2005: Interim dividend of HK$0.13 per ordinary share). Based on the latest number of shares in issue at the date of this announcement, the aggregate amount of the dividend is estimated to be HK$327,074,000 (2005: HK$287,946,000).

10. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	1,265,493	1,262,360
Interest would have been saved had convertible bonds been exercised on 1 January 2006	49,697	53,254
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	1,315,190	1,315,614

	2006	2005
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,308,889,440	2,148,948,013
Effect of dilutive potential ordinary shares		
– convertible bonds	99,112,210	119,595,400
– share options	42,259,904	38,184,107
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,450,261,554	2,306,727,520

11. **Trade and other receivables**

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

	At 30 June	At 31 December

File No. 82-4177

Profit from operations								[illegible]
Finance costs								(214,192)
Share of net results of associates	(15)	-	11,980	-	235	-	(361) 158,635	170,474
Taxation								(285,406)
Profit for the period								1,461,664

* *Included valuation gain of approximately HK$430 million (2005: HK$395 million) on investment properties.*

Secondary reporting format – geographical segments

	Hong Kong HK$'000	Chinese Mainland HK$'000	Other Countries HK$'000	Total HK$'000
Turnover for the six months ended 30 June				
2006	**11,513,155**	**18,599,225**	**1,468,342**	**31,580,722**
2005 (Restated)	10,051,168	13,993,212	1,311,980	25,356,360

5. **Other income**

	Six months ended 30 June 2006 HK$'000	2005 HK$'000
Other income includes the following:		
Dividends from available for sale investments (unlisted)	4,185	2,434
Interest income	135,303	63,959
Valuation gain on investment properties	430,444	394,984
Net profit on disposal of interests in associates	1,157	62,250
Net gain on disposal of available for sale investments	144	93,624

6. **Finance costs**

	Six months ended 30 June 2006 HK$'000	2005 HK$'000 (Restated)
Interest on finance leases	299	1,193
Interest on bank loans and other loans wholly repayable within five years	238,210	187,321
Interest on other loans not wholly repayable within five years	2,480	2,758
Financing charges	10,555	22,920
	251,544	214,192
Less: Amount capitalised in cost of qualifying assets	(3,479)	–
	248,065	214,192

Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	1,265,493	1,262,360
Interest would have been saved had convertible bonds been exercised on 1 January 2006	49,697	53,254
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	1,315,190	1,315,614

	2006	2005
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,308,889,440	2,148,948,013
Effect of dilutive potential ordinary shares		
– convertible bonds	99,112,210	119,595,400
– share options	42,259,904	38,184,107
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,450,261,554	2,306,727,520

11. ***Trade and other receivables***

Included in trade and other receivables are trade receivables and their aging analysis is as follows:

	At 30 June 2006 HK$'000	At 31 December 2005 HK$'000 (Restated)
0 – 30 days	2,525,338	2,335,271
31 – 60 days	474,050	338,025
61 – 90 days	108,239	164,073
> 90 days	186,319	162,299
	3,293,946	2,999,668

The Group normally trades with its customers under the following credit terms:

a cash upon delivery; and

b open credit within 60 days

12. **Trade and other payables**

Included in trade and other payables are trade payables and their aging analysis is as follows

0 – 30 days	3,750,285	3,982,955
31 – 60 days	954,351	947,494
61 – 90 days	533,895	540,083
> 90 days	470,119	434,417
	5,708,650	5,904,949

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The first half of 2006 saw strong performance in the Group's retail division, underpinned by sustained organic growth in the supermarket operation and further boosted by the newly acquired China Resources Cikelong (Zhejiang) Supermarket Co. Ltd ("Zhejiang Cikelong") 浙江華潤慈客隆超市有限公司 in late 2005. Turnover and attributable profit for the period under review amounted to HK$9,910.0 million and HK$147.3 million respectively, representing an increase of 25.0% and 40.4% over the same period of 2005.

According to the National Bureau of Statistics, a respectable 10.9% GDP growth rate was attained in the Chinese Mainland for the first half of 2006. Strong economic growth was driven by the rising individual income levels in the urban and suburban areas. The Chinese government continues to promote domestic consumption and boost imports, and the Group's consumer businesses have benefited as a whole.

In Hong Kong, the overall market sentiment remained positive due to buoyant export trade in the first half of 2006. The general increase in household income and continuous improvement in the local job market gave rise to a distinct pick up of local consumption expenditure. The government's forecast of year-on-year real GDP growth for the next five years is 4%. Market outlook of the local retail industry is encouraging with steady growth.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first half of 2006 was HK$8,860.0 million, representing an increase of 27.9% over the same period in 2005. Attributable profit for the first half of 2006 amounted to HK$118.7 million, representing an increase of 98.7% over the same period in 2005.

The division's regional growth strategies delivered promising results in the first half of 2006. Good progress was made on key fronts through new store openings, line-up with franchised stores and acquisitions. Continuous expansion in retail networks helped achieve growth of market share in target regions. As at the end of June 2006, the Group operated a total of approximately 2,200 stores in Hong Kong, Eastern and Central, Southern and Northern regions in the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 54.4%, 26.5%, 13.2% and 5.9% of the division's turnover for the period under review.

Turnover growth in the first half of 2006 was mainly driven by rapid store openings together with an overall same store growth of 7.5%, in particular 8.9% was recorded for the Chinese Mainland. Procurement conditions were enhanced through increasing purchase centralization which was made possible with improved retail networks. This also strengthened bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, further improved the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first half of the year amounted to HK$436.3 million, representing a 34.4% growth over the same period of 2005.

The Eastern and Central China operation continued to enrich its highly diversified product mix to make it more appealing to local customers. Improved operational logistics substantially reduced stock-out rates and therefore became more responsive to the rapid market changes. A satisfactory same store growth of 9.4% was recorded. Suguo successfully maintained its market share in Nanjing through active business promotion in the media. However, Suguo's newly opened hypermarkets, its new store format, still need specific adjustments to drive rentals and shoppers flow, leaving room for improvement to their profitability. The newly acquired Zhejiang Cikelong in late 2005 continued to strengthen our market presence in Ningbo, Eastern China and contributed significant profit for the period under review. To further enlarge the store clusters and optimize resources utilization as a cost effective, rapid growth strategy in Ningbo, the Group started a joint venture with a local supermarket chain in June 2006. With higher market penetration anticipated in the region, there will be further growth in both turnover and profitability.

In Southern China, store facelifts, better supply chain management and innovative marketing initiatives delivered satisfactory results. Same store growth of hypermarkets and superstores reached 9.2% and 16.4% respectively. Productivity improvement and cost control initiatives also helped streamline key processes and drove down costs. However, performance of certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, was still slack in the period under review.

The 38.0% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. However, net loss worsened as certain existing stores in the major cities of the region faced head-on competition with foreign retail operators. Certain redevelopment works in the areas also affected customer traffic. To improve store sales and profitability, the Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and the related supply chains, and adopting more competitive pricing mechanism to further boost the fresh produce operations and sales.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, the Hong Kong operation will benefit in medium to long term.

To cope with the prevailing keen competition in the retail market, the Group will focus on new acquisitions and development of hypermarkets and superstores through new store openings and moving into second tier cities in order to raise the market presence in the target regions. We will also emphasize standard-sized supermarkets in selected developed cities in order to establish a better niche for this format.

Brand-fashion Distribution

Turnover and attributable profit of the brand-fashion distribution segment for the first half of 2006 amounted to HK$726.6 million and HK$13.4 million respectively, representing an increase of 12.5% and a decrease of 28.9% from the same period of 2005.

The "Esprit" brand recorded a strong growth in turnover and attributable profit of 35.6% and 24.8% respectively for the first half of 2006. This was achieved through new store openings, active business promotions for higher brand recognition, together with enhanced product designs. Self-operated stores recorded a same store growth of 20.9%, while extended credit period granted to franchisees also helped improving turnover of wholesale business. As at the end of June 2006, the distribution network of the "Esprit" brand comprised approximately 690 self-operated and franchised stores in the Chinese Mainland.

Under the Group's continuous brand portfolio review, distribution of certain brands will cease upon the expiry of the distribution contracts and it has determined to pull out certain brands considered to have limited development potential since the last quarter of 2005. Clearance sales and successive store closures in the first six months of 2006 adversely affected the profitability of the segment.

Other Retail Stores

As at the end of June 2006, the Group's chain of retail stores consisted of 4 Chinese Arts & Crafts 中藝 stores in Hong Kong and 34 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

Turnover of the other retail stores segment for the first six months of 2006 was HK$323.4 million, representing a decrease of 9.4% over the same period of 2005. Attributable profit for the first six months of 2006 was HK$15.2 million, a decrease of 42.2% over the same period of 2005.

Overall decline in turnover was primarily due to the closure of CRC Department Store in Whampoa in April 2005. For Chinese Arts & Crafts 中藝, the store at Pacific Place was relocated in June 2006 upon tenancy expiration, while the store in Central was temporarily closed for renovation and was re-opened in August 2006. Both have caused a decline in turnover as compared to the same period of last year, and coupled with the impact from product mix adjustment and increase in rental and staff costs, a lower profitability for Chinese Arts & Crafts 中藝 was reported during the period under review.

Ongoing product mix enrichment to capture increasing demand for health food and traditional Chinese medicine, amidst rising health awareness amongst the local community, contributed to an improvement in gross profit for CR Care 華潤堂 stores during the first half of 2006. However, with the increase in store rentals and staff costs, the operation reported a slight loss during the period under review. With successful re-branding of its former store-in-store format to a stand-alone CR Care 華潤堂 stores, together with the development of its own branded products, improvement in overall profitability is anticipated.

Beverage

The beverage division reported a turnover of HK$4,344.6 million for the first half of 2006, representing an increase of 35.6% over the same period of 2005. Attributable profit was HK$75.4 million, an increase of 25.9% over the corresponding period of 2005.

Sales volume of beer rose by 30.5% to approximately 2,442,000 kiloliters for the first half of 2006, including an outstanding organic growth of 28.1%. Superior growth and market share increase were experienced in Sichuan, Liaoning, Anhui and Beijing regions. This was mainly contributed by considerable investment in the "SNOW" sales distribution channels and direct points of sale to end consumers during the period. Demand was

The meat processing center in Shanghai, which started trial operations in December 2005, also reported improvement in contribution for the period under review. Brand promotion of quality meat supplies, improvement in production, distribution and cost efficiencies will help drive the overall profitability of the Shanghai operation in the long run.

Textile

Turnover of the textile division for the first half of 2006 was HK$2,126.2 million, representing an increase of 3.3% over the same period of 2005. Attributable profit for the period amounted to HK$41.0 million, representing a 26.4% decrease over that of 2005.

Turnover growth was mainly driven by a 9.4% boost in export sales of high-end products, namely MAKO yarns and nylon HOY, FDY yarns which were in robust demand for the production of high quality fabrics in making shirts and stockings. Product mix enhancement, as a result of technology upgrade, contributed to a 14.7% increase in average selling prices of yarns. On the other hand, for greater capacity utilization and product specialization, some of the production facilities were scheduled to be relocated to designated factories, together with the supporting workforce. This affected the production continuity as well as product sales in the period under review.

Although an increase in production of MAKO yarns demanded more specifically high quality cotton, cotton costs were well under control with more economic cotton mix usage for production during the period under review. This was achieved by a gradual shift in the use of imported cotton from 10% to 37% in the total mix. However, the dyeing business still underperformed during the first half of the year. A material workers' compensation was also incurred regarding redundancies made in one of the factory workforces. Moreover, some of the factories no longer enjoyed tax incentives commencing this year upon expiry of the tax holiday. Full tax rates were therefore levied on the factory profits. These factors altogether lowered the profitability of the textile division.

There will be some facilities relocation, scheduled in stages in the second half of 2006 and early 2007, and this may affect both factory sales and profitability in the near term.

Safeguard quotas reimposed by the United States and European Union on specific categories of textile and garment products since mid 2005 effectively restricted their growth in the range of 10% to 17% per annum from 2006 to 2008. Excess production capacity was resulted from the earlier massive investment in fixed assets in the industry, exerting a general downside pressure on textile products. The operating environment for export sales will continue to be challenging in the next few years.

Moving forward, with the benefits of technology upgrade, our focus will be primarily placed on products with high added values and more self-developed brands. The textile division has already made strategic moves in the right direction.

Investment Property

The Group's investment property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first six months of 2006 of HK$171.3 million and HK$480.2 million respectively, representing an increase of 16.5% and 11.9% from the same period in 2005. Excluding a net-of-tax valuation surplus of approximately HK$350 million (First six months of 2005: approximately HK$320 million), attributable profit of the division for the first half of 2006 increased by 18.7%.

Retail rentals regained its momentum in the first half of 2006 after a period of market consolidation in the second half of 2005. In anticipation of further economic growth and increase in consumption expenditure of the local households, retail sales will benefit, thus providing further growth impetus to retail rentals.

Satisfactory rental increases were attained for both new and renewed tenancies. The newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai, which is ready to capitalize on the favorable retail

2005. For Chinese Arts & Crafts 中藝, the store at Pacific Place was relocated in June 2006 upon tenancy expiration, while the store in Central was temporarily closed for renovation and was re-opened in August 2006. Both have caused a decline in turnover as compared to the same period of last year, and coupled with the impact from product mix adjustment and increase in rental and staff costs, a lower profitability for Chinese *Arts & Crafts* 中藝 *was reported during the period under review.*

Ongoing product mix enrichment to capture increasing demand for health food and traditional Chinese medicine, amidst rising health awareness amongst the local community, contributed to an improvement in gross profit for CR Care 華潤堂 stores during the first half of 2006. However, with the increase in store rentals and staff costs, the operation reported a slight loss during the period under review. With successful re-branding of its former store-in-store format to a stand-alone CR Care 華潤堂 stores, together with the development of its own branded products, improvement in overall profitability is anticipated.

Beverage
The beverage division reported a turnover of HK$4,344.6 million for the first half of 2006, representing an increase of 35.6% over the same period of 2005. Attributable profit was HK$75.4 million, an increase of 25.9% over the corresponding period of 2005.

Sales volume of beer rose by 30.5% to approximately 2,442,000 kiloliters for the first half of 2006, including an outstanding organic growth of 28.1%. Superior growth and market share increase were experienced in Sichuan, Liaoning, Anhui and Beijing regions. This was mainly contributed by considerable investment in the "SNOW" sales distribution channels and direct points-of-sale to end-consumers during the period. Demand was further driven by the hotter than expected weather in typical peak season.

As consumers continuously traded up to mainstream and premium beer in most of our key markets, sales mix was improved with a modest net average price rise of 3.3% recorded for the first half of 2006. Overall gross margin reached 33.7% in a competitive environment.

Our national brand "SNOW" was a big success in the first half of 2006. Sales volume reached 1,306,000 kiloliters, representing 53.5% of the total sales volume and an impressive growth rate of 85%.

As at the end of June 2006, the Group operated over 40 breweries. As a strategic move for market integration, the Group acquired a 100% interest of 浙江銀燕啤酒有限公司 (Zhejiang Yinyan Brewery Company Limited) and the related brewing assets in 安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited) in July 2006. This will supplement our existing operations in Anhui, Jiangsu as well as the nearby regions which will effectively reinforce the Group's market position and provide a larger platform for "SNOW" development in these high growth areas.

Our greenfield plant in Dongguan has just commenced its first phase of operation in the second quarter of 2006. As this is a relatively new market to the Group, more sophisticated local marketing skills are needed in the initial phase against the intense competition in the area. The construction of the new brewery in Harbin, Heilongjiang is in good progress. Its initial phase of construction is expected to be completed by mid 2007. This brewery will be used mainly to produce "SNOW", targeting Harbin and western Heilongjiang, both are identified as areas with strong growth potential in the region.

The Group will put in continuous efforts for operating improvement, sales channel rationalization and market integration so as to capitalize on the growing momentum in the consumer spending in beer in the Chinese Mainland.

Food Processing and Distribution
The food processing and distribution division reported turnover and attributable profit for the first half of 2006 of HK$2,888.7 million and HK$213.7 million respectively, representing a corresponding increase of 1.8% and a decrease of 13.4% over the same period in 2005. Excluding a HK$59.4 million gain on disposal of an associated company in the same period of 2005, attributable profit of the division for the first half of 2006 increased by 14.0%.

Foodstuff distribution operation reported a moderate growth in profitability. The "Ng Fung" brand of high quality fresh meat continued to be highly recognized in light of growing concerns over food safety and quality. Ongoing enrichment in product mix to meet customer demand trends, coupled with vigilant expansion of sales and distribution network for frozen meat business contributed to the business growth of the division.

For the period under review, sales volume of the marine fishing and aquatic products processing operation rose by about 5.5% through effective branding and marketing promotions in the overseas markets. However, the record high fuel prices had impacted on the overall gross profit margin of the operation. Regular on-site review of fishing fleet fuel utilization and staff training on cost saving measures were highly advocated to keep the production costs under control.

Ng Fung Foods (Shenzhen) Co., Ltd. 五豐食品(深圳)有限公司 reported satisfactory profit contribution for the first six months of 2006. This was mainly achieved by proactive expansion of fresh meat sales network together with effective operating cost control initiatives in pig sourcing, slaughtering and fresh meat production. With strengthened distribution network and launching of promotional campaigns, its meat processing operation also reported satisfactory results for the period under review. Its brand "五豐喜上喜" was named as one of the well-known brands in Shenzhen.

sales will continue to be challenging in the next few years.

Moving forward, with the benefits of technology upgrade, our focus will be primarily placed on products with high added values and more self-developed brands. The textile division has already made strategic moves in the right direction.

Investment Property
The Group's investment property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first six months of 2006 of HK$171.3 million and HK$480.2 million respectively, representing an increase of 16.5% and 11.9% from the same period in 2005. Excluding a net-of-tax valuation surplus of approximately HK$350 million (First six months of 2005: approximately HK$320 million), attributable profit of the division for the first half of 2006 increased by 18.7%.

Retail rentals regained its momentum in the first half of 2006 after a period of market consolidation in the second half of 2005. In anticipation of further economic growth and increase in consumption expenditure of the local households, retail sales will benefit, thus providing further growth impetus to retail rentals.

Satisfactory rental increases were attained for both new and renewed tenancies. The newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai, which is ready to capitalize on the favorable retail market opportunities, has already fully let out recently. This led to an overall increase in effective rent per square foot and satisfactory occupancy rates of the Group's retail properties portfolio.

The two mainland mall projects are also progressing well. The mall at Jiangmen 江門新の城, with our supermarket as its anchor tenant, had its grand opening in June 2006 and its latest occupancy rate has reached 83%. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams.

Petroleum and Related Products Distribution
Turnover and attributable profit of petroleum and related products distribution division for the first half of 2006 amounted to HK$12,251.7 million and HK$216.8 million respectively, representing an increase of 31.9% and a corresponding decrease of 28.2% as compared to the same period of 2005. Excluding a gain of HK$84.2 million from the disposal of a 10.5% equity interest in a Qingdao joint venture in the same period of 2005, attributable profit for the first half of 2006 was comparable to that of last year.

International crude oil prices soared and averaged at US$67.11 a barrel during the first half of 2006, compared to US$51.55 a year ago. The intense competition in the Hong Kong fuel oil market during the period under review *led to a decline in gross profit margin of our fuel oil trading business. With improved performance from* other refined oil distribution, mainly attributable to flexible inventory management and marketing strategy, in turn resulted in a slight decrease in profitability of petroleum distribution as compared to the same period in last year. Filling stations operation in Hong Kong recorded a decline in profit during the period under review but the cost pressure of LPG retailing was reduced following the shortening of intermission of price-fixing mechanism from a 6-month period to a 1-month period effective from early March 2006.

Chemical operation reported a satisfactory growth in profitability. The surge in oil prices has caused overseas upstream suppliers of chemical products to lower their production and reduce the supplies, which in turn drove up the selling prices in the Chinese Mainland market of increased demand for chemical products during the period under review. With secured supply of chemical products and prudent stock management, our chemical operation was able to capture the market demand for chemical products in the Chinese Mainland and achieved an improvement in profit margin.

As a result of the strong growth in gas demand resulting from the increase in both commercial/industrial and residential registered natural gas user accounts, the piped-gas operations in Suzhou and Chengdu showed a satisfactory profit contribution for the period under review. The newly established joint venture in Wuxi also started contributing profit in the second quarter of 2006.

As part of the restructuring program, the Group has been assessing the feasibility of various alternatives for the businesses of the petroleum and related products distribution division. The Group has been in discussions with potential investors which may lead to partial or complete disposal of the division but no agreement has been reached and no timetable has been set.

Investments and Others
Attributable profit for the first half of 2006 amounted to HK$191.5 million (First half of 2005: HK$168.2 million).

Container Terminal
The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the current period under review.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CAPITAL AND FUNDING

As at 30 June 2006, the Group's consolidated cash and cash equivalents amounted to HK$5,859.0 million. The Group's borrowings as at 30 June 2006 were HK$7,834.5 million with HK$2,079.8 million repayable within 1 year, HK$5,644.1 million repayable after 1 year but within 5 years and HK$110.6 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 June 2006 amounted to HK$2,000 million. All the borrowings were subject to floating rates. On 15 May 2006, a wholly-owned subsidiary of the Group, together with 16 other banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3 billion, interest bearing at 0.28% p.a. over HIBOR. The proceeds are for general corporate funding and the refinancing of existing indebtedness. The US$230 million convertible guaranteed bonds were fully redeemed upon maturity in May 2006.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 8.0% as at 30 June 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from the exercise of share options. The increase in issued shares resulted in a decrease in the basic earnings per share.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 June 2006, 31.5% of the Group's cash deposit balances was held in Hong Kong dollars, 51.0% in Renminbi and 16.3% in US dollars; whereas 57.9% of the Group's borrowings was denominated in Hong Kong dollars and 23.2% in Renminbi with 18.7% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

PLEDGE OF ASSETS

As at 30 June 2006, assets with a carrying value of HK$331.0 million (31 December 2005: HK$227.9 million) were pledged for total borrowings of HK$283.8 million (31 December 2005: pledged for total borrowings of HK$248.3 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2006.

EMPLOYEES

As at 30 June 2006, the Group, excluding its associated companies, had a staff size of around 112,000, amongst which more than 96% were employed in the Chinese Mainland, whilst the rest was mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

OTHER INFORMATION

CORPORATE GOVERNANCE

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. Detailed disclosure of the Company's corporate governance practices and processes is available in the annual report of the Company for the year ended 31 December 2005.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 2 June 2006.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

Due to an overseas engagement, Mr. Song Lin was not in Hong Kong on 2 June 2006 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the Chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics and the modified version was adopted by the Company on 6 April 2006 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

PURCHASES, SALE OR REDEMPTION OF LISTED SECURITIES

proceeds are for general corporate funding and the refinancing of existing indebtedness. The US$250 million convertible guaranteed bonds were fully redeemed upon maturity in May 2006.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 8.0% as at 30 June 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from the exercise of share options. The increase in issued shares resulted in a decrease in the basic earnings per share.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 June 2006, 31.5% of the Group's cash deposit balances was held in Hong Kong dollars, 51.0% in Renminbi and 16.3% in US dollars; whereas 57.9% of the Group's borrowings was denominated in Hong Kong dollars and 23.2% in Renminbi with 18.7% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

PLEDGE OF ASSETS

As at 30 June 2006, assets with a carrying value of HK$331.0 million (31 December 2005: HK$227.9 million) were pledged for total borrowings of HK$283.8 million (31 December 2005: pledged for total borrowings of HK$248.3 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 June 2006.

EMPLOYEES

As at 30 June 2006, the Group, excluding its associated companies, had a staff size of around 112,000, amongst which more than 96% were employed in the Chinese Mainland, whilst the rest was mainly from Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with incentives paid in form of cash bonus and share option.

OTHER INFORMATION

CORPORATE GOVERNANCE

The Company recognises that the development and maintenance of a good and solid framework of corporate governance suitable to the needs of the Group requires commitment and continuous vigilance. The Directors firmly believe that sensible corporate governance practice is essential to vigorous but steady growth of the Group.

The Company has implemented its own corporate governance standards and objectives since November 2003. On 8 April 2005, the Board approved the Company's "Corporate Governance Practice Manual" ("Corporate Governance Manual") which incorporates almost all of the Code Provisions and some of the Recommended Best Practices set out in the Code on Corporate Governance Practices ("CG Code") in Appendix 14 of the Listing Rules. Detailed disclosure of the Company's corporate governance practices and processes is available in the annual report of the Company for the year ended 31 December 2005.

Throughout the interim period, the Company has complied with the Code Provisions set out in the CG Code, save and except that the Non-Executive Directors were not appointed for a fixed term; and the Chairman, Mr. Song Lin, did not attend the annual general meeting of the Company held on 2 June 2006.

The Board does not believe in any arbitrary term of office. The current arrangement will give the Company sufficient flexibility to organize the composition of the Board to serve the needs of the Group. Further, the Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

Due to an overseas engagement, Mr. Song Lin was not in Hong Kong on 2 June 2006 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the Chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with shareholders of the Company.

On 8 April 2005, the Company adopted its own Code of Ethics and Securities Transactions ("Code of Ethics"), which applied to the Directors and other specified individuals including the Group's senior management and persons who were privy to price sensitive information of the Group. To further improve the effectiveness in the actual application of the Code of Ethics, the Company has since fine tuned the Code of Ethics and the modified version was adopted by the Company on 6 April 2006 ("New Code of Ethics"). Both the Code of Ethics and the New Code of Ethics are on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Company is not aware of any non-compliance with the standards set out in the Code of Ethics, the New Code of Ethics and the Model Code by any Director throughout the interim period.

PURCHASES, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

CLOSURE OF REGISTER

The Register of Members will be closed from 3 October 2006 (Tuesday) to 9 October 2006 (Monday), both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 29 September 2006.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 6 September, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

13 SEP 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith copies of announcements dated 10 August 2006 and 6 September 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.